                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             1-6675
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                       041327 10 7

                          NOTIFICATION OF LATE FILING

(Check One)  __ Form 10-K  __ Form 20-F __ Form 11-K  X  Form 10-Q __ Form N-SAR

                 For Period Ended:  May 31, 1997
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                             THE ARLEN CORPORATION
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Full Name of Registrant


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Former Name if Applicable

                       505 EIGHTH AVENUE, SUITE 300
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Address of Principal Executive Office (STREET AND NUMBER)

                        NEW YORK, NEW YORK 10018
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Registrant has not filed its Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 1997 (the "10-Q") within the prescribed time period for the following reason: The Registrant cannot file the 10-Q until it has filed its Annual Report on Form 10-K for the fiscal year ended February 28, 1997 (the "10-K") inasmuch as the financial information to be included in the 10-Q is dependent upon the financial information to be included in the 10-K.
The filing of the 10-K was initially delayed as a result of the resignation of the Registrant's Treasurer, who accepted a position with another employer. The 10-K filing has been further delayed pending the outcome of negotiations which have resulted in the execution and delivery by a subsidiary of the Registrant of a merger agreement which, if consummated, will result in the Registrant's acquisition of a substantial interest in Starrett Corporation, the shares of Common Stock of which are listed on the American Stock Exchange. The proposed merger transaction, which the Registrant intends to describe in the 10-K, is being publicly announced contemporaneously with the filing of this Form.
The Registrant expects that the 10-K and the 10-Q will be filed on or about
July 31, 1997.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Allan J. Marrus                212               736-8100
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         __ Yes  X No

             As described above in the response to Part III of this Form, the Registrant has been delayed in filing its Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    __ Yes   X No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             Although the Registrant is aware that its results of operations for the fiscal quarter ended February 28, 1997 will, as they have in all recent quarters, reflect a substantial net loss, the Registrant has not yet quantified such loss or compared it to the loss of the comparable fiscal quarter of the prior fiscal year.
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                            THE ARLEN CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  July 16, 1997                     By: /s/ ALLAN J. MARRUS
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                                               Allan J. Marrus, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).